

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

<u>Via U.S. Mail</u>
Michael Spiegel
Chief Executive Officer and President
Vumee Inc.
50 East Sample, Suite 301
Pompano Beach, Florida 33064

      Re: Vumee Inc.
             Form 8-K
             Filed May 25, 2012
             Response dated June 7, 2012
             File No. 000-53910

Dear Mr. Spiegel:

      We note your response to our comment to include the pro forma financial information required by Item 9.01(b)(1) of Form 8-K. We continue to believe that such pro forma financial information is required to be included in the Form 8-K. Please amend the Form 8-K to provide such pro forma financial information. Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

                      Sincerely,

                      /s/ Mara L. Ransom

                      Mara L. Ransom
                      Assistant Director